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December 31, 2019	James R. Griffin +1 214 746 7779 james.griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Daniel Morris, Division of Corporation Finance, Office of Trade & Services

Re:	Gores Holdings III, Inc.

Proxy Statement on Schedule 14A

Filed November 22, 2019

File No. 001-38643

Dear Mr. Morris:

This letter is sent on behalf of Gores Holdings III, Inc. (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated December 19, 2019 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 1 to the Proxy Statement on Schedule 14A (“Amendment No. 1”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Preliminary Proxy on Schedule 14A filed November 22, 2019

Industry Leadership with Extensive Portfolio of Mission-Critical Services, page 44

1.	Comment: Please revise to provide support for claims throughout your proxy statement regarding PAE’s market leadership.

Response: The Staff’s comment is noted. Shay Holding Corporation (“PAE”) has advised the Company that the use of “leader,” “leading,” “industry leadership,” “industry leading,” and other similar statements included in the proxy statement and, in particular, in the sections entitled “Summary Term Sheet,” “Summary of the Proxy Statement,” “Proposal No. 1—Approval of the Business Combination,” “PAE’s Business” and “PAE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding PAE, its segments and its services are based on PAE’s belief that none of its competitors holds a combined market position greater than PAE’s market position in its five service areas. PAE bases its beliefs regarding these matters, including its estimates of its market share in each of its service areas, on its collective institutional knowledge and expertise regarding its industries and markets, which are based on, among other things, publicly available information, reports of government agencies, formal requests for proposals from government agencies and the results of contract bids and awards, and industry research firms, as well as PAE’s internal research, calculations and assumptions based on its analysis of such information and data. In response to the Staff’s comment, the Company has expanded the disclosure on page 9 of Amendment No. 1 to reflect the foregoing.

Mr. Daniel Morris December 31, 2019 Page 2

Comparative Share Information, page 120

2.

Comment: Please expand your disclosure to include the requisite historical and equivalent pro forma per share data of the target company as well as book value per share, cash dividends declared per share; and income (loss) per share from continuing operations. Refer to Item 14(b)(10) of Schedule 14A.

Response: The Staff’s comment is noted. The Company has provided the requested disclosure on page 122 of Amendment No. 1 to address the Staff’s comment.

Background of the Business Combination, page 149

3.

Comment: Please provide more detail about your negotiations with Company C and Company D, including information regarding the contemplated structure and financial parameters of these potential business combinations. If any or all of Companies A through F are portfolio companies of Platinum Equity or otherwise affiliated with Tom Gores, please revise to disclose.

Response: The Staff’s comment is noted. As requested by the Staff, the Company has provided additional disclosure on page 151 of Amendment No. 1 to address the Staff’s comment.

4.

Comment: Please expand the disclosure in this section to include a more detailed description of the negotiations surrounding the material terms of the merger agreement and the other agreements related to the Business Combination. For example, we note that “updated terms” were discussed at different intervals and that you refer several times to stockholder and potential investor feedback on the deal terms. We also note numerous updates on the “then-current transaction structure and terms” during the intensive negotiation period from September 18, 2019 to October 31, 2019. Please provide a more robust discussion of significant open issues, how they were resolved, and how the deal evolved, including with respect to the form and mix of consideration and the adjustments thereto, the earn-out right, the potential increase in the equity that Platinum Equity would be “rolling in” the transaction, and the registration and investor rights agreements.

Response: The Staff’s comment is noted. As requested by the Staff, the Company has provided additional disclosure on pages 155-159 of Amendment No. 1 to provide more robust disclosure surrounding the negotiations of the merger agreement, the registration rights agreement and the investor rights agreement, as well as how the deal evolved, to address the Staff’s comment.

Mr. Daniel Morris December 31, 2019 Page 3

5.

Comment: We note your description on page 154 regarding the independence disclosure letter in which Moelis “disclosed to the Board particular relationships or investments of Moelis that could impact Moelis’ independence and the Board’s decision to engage Moelis to deliver a fairness opinion to the Board.” Please revise to describe these relationships or investments, and to explain why the board “determin[ed] that none of such matters would have an impact on Moelis’ independence.”

Response: The Staff’s comment is noted. As requested by the Staff, the Company has provided additional disclosure on page 156 of Amendment No. 1 to address the Staff’s comment regarding the particular Moelis relationships and investments, and to disclose that the Board made a determination in its business judgment that such relationships and investments would not have an impact on Moelis’ independence with respect to its role in this transaction.

6.

Comment: We note that you engaged Bank of America Merrill Lynch, Morgan Stanley, and Evercore as advisors to the proposed business combination. Please revise your disclosure to elaborate on their respective roles and, if a report, opinion or appraisal was prepared by any of those advisors, please provide disclosure pursuant to Item 14(b)(6) of Schedule 14A.

Response: The Staff’s comment is noted. The Company advises the Staff that Evercore was engaged by the Company as a financial advisor in this transaction given Evercore’s familiarity with the government services business. The Company further advises the Staff that Bank of America Merrill Lynch and Morgan Stanley were engaged by the Company as capital market advisors to assist with the post-closing equity ownership structure of the Company. In addition, Morgan Stanley assisted with the proposed private placement. The Company further advises the Staff that no “report, opinion or appraisal” was prepared by any of the foregoing advisors, and thus, no disclosure under Item 14(b)(6) is required.

Beneficial Ownership of Securities, page 290

7.	Comment: Please identify the natural persons with voting and/or dispositive power over the securities held by the non-natural persons listed in the ownership table.

Response: The Staff’s comment is noted. As requested by the Staff, the Company has provided additional disclosure on pages 294-295 of Amendment No. 1 to address the Staff’s comment. The Company advises the Staff that with respect to Davidson Kempner Capital Management LP, Highbridge Capital Management LLC, Integrated Core Strategies and Element Capital Management, LLC identified in the beneficial ownership table, the Company’s information is necessarily based on the 13G reports filed with the Commission.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (214) 746-7779. Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:	Via E-mail

Mark Stone

Kyle C. Krpata, Esq.

Patrick H. Shannon, Esq.

Christopher M. Cronin, Esq.